

Nathan Stern · 3rd

Assistant Vice President at Broad Street Realty

Denver, Colorado · 500+ connections · **Contact info**

 **Broad Street Realty**

 **University of Colorad Denver**

Experience



Broker Associate
Broad Street Realty
May 2017 – Present · 3 yrs 5 mos
1440 Market Street, Denver, CO 80202

President
DRI Goods, Inc.
Mar 2014 – Jan 2018 · 3 yrs 11 mos
110 Sixteenth Street, Suite 1300, Denver, CO 80202

DRI Goods' mission is to cultivate entrepreneurship, revitalize underserved communities and stimulate economic growth by training and providing capital and space for small retailers.



Broker Associate
Feder Commercial Realty Advisors
Apr 2015 – May 2017 · 2 yrs 2 mos
110 Sixteenth Street, Suite 1300, Denver, CO 80202

Owner
Solar Roast Coffee - On The Road
Sep 2011 – Aug 2015 · 4 yrs



Broker Associate

The Zall Company

Sep 2013 – Apr 2015 · 1 yr 8 mos

Denver, CO

Show 2 more experiences ⌄

Education



University of Colorado at Denver

MBA and MURP, Business and Urban Planning

2011 – 2013

Activities and Societies: MBA Student Organizatio



University of North Carolina at Chapel Hill

Bachelor of Arts, Management and Society

2005 – 2009

Licenses & Certifications



Confronting Bias: Thriving Across Our Diffe

LinkedIn

Issued Aug 2020 · No Expiration Date

Volunteer Experience



Board Member

Re:Vision (Denver, CO)

Mar 2016 – Present • 4 yrs 7 mos

Economic Empowerment

Skills & Endorsements

Public Speaking · 18

Tim Broadhurst and 17 connections have given endorsement

Budgets · 18

Tim Broadhurst and 17 connections have given endorsement

Nonprofits · 14

Tim Broadhurst and 13 connections have given endorsement

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